Exhibit 99.1

Can-Fite: New Pre-clinical Studies Demonstrate Inhibition of Fat Cell Expansion by Cannabis Derived CBD

●	Findings point towards potential weight loss upon utilization of nano molar CBD concentrations

●	Can Fite experience in this field is based on its Namodenoson drug positioned for NASH; Results from Phase II study of Namodenoson in NASH expected end of Q1 2020

●	Obesity market estimated to exceed $12 billion by 2023

PETACH TIKVA, Israel, March 11, 2020 -- Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE:CFBI), a biotechnology company advancing a pipeline of proprietary small molecule drugs that address autoimmune inflammatory, liver and metabolic diseases, today announced new pre-clinical data demonstrating that cannabis derived CBD enriched fractions, supplied by Univo Pharmaceuticals, inhibit the expansion of human fat cells (pre-adipocytes) by 60%, a result that points towards the potential anti-obesity effect of this agent. Although it is already documented that cannabis derived compounds possess anti-obesity effect, the novel data presented by the Company demonstrates the anti-obesity effect at low nano-molar concentrations. Low CBD concentrations are known to be safe and well accepted in humans.

Can-Fite experience in this field is based on the development of its NASH drug Namodenoson which recently completed enrollment in its Phase II study. The end points of this study include serum ALT levels, percentage change in liver fat, as measured by PDFF (proton density fat fraction), weight loss and additional serum parameters. Data are expected before the end of this quarter.

Dr. Fishman, Can Fite CEO commented, “These new findings, showing reduction in fat cell expansion, together with the good safety profile of minute CBD concentration, support its potential utilization as an anti-obesity drug.”

The global obesity treatment market is lucrative due to the awareness of a link between obesity and chronic diseases such as diabetes and NASH. According to Market Research Future, the global obesity treatment market is expected to exceed $12 billion by 2023.

The Company expects to release data from its Phase II NAFLD/NASH study of Namodenoson during the first quarter of 2020.

About Namodenoson

Namodenoson is a small orally bioavailable drug that binds with high affinity and selectivity to the A3 adenosine receptor (A3AR). Namodenoson is being evaluated as a second line treatment for hepatocellular carcinoma, with a recently completed Phase II trial and planned Phase III trial in this indication. The drug is currently in an ongoing Phase II trial as a treatment for non-alcoholic fatty liver disease (NAFLD) and non-alcoholic steatohepatitis (NASH). A3AR is highly expressed in diseased cells whereas low expression is found in normal cells. This differential effect accounts for the excellent safety profile of the drug.

About Can-Fite BioPharma Ltd.

Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE: CFBI) is an advanced clinical stage drug development Company with a platform technology that is designed to address multi-billion dollar markets in the treatment of cancer, inflammatory disease and sexual dysfunction. The Company’s lead drug candidate, Piclidenoson, is currently in Phase III trials for rheumatoid arthritis and psoriasis. Can-Fite’s liver cancer drug, Namodenoson, recently completed a Phase II trial for hepatocellular carcinoma (HCC), the most common form of liver cancer, and is in a Phase II trial for the treatment of non-alcoholic steatohepatitis (NASH). Namodenoson has been granted Orphan Drug Designation in the U.S. and Europe and Fast Track Designation as a second line treatment for HCC by the U.S. Food and Drug Administration. Namodenoson has also shown proof of concept to potentially treat other cancers including colon, prostate, and melanoma. CF602, the Company’s third drug candidate, has shown efficacy in the treatment of erectile dysfunction in preclinical studies and the Company is investigating additional compounds, targeting A3AR, for the treatment of sexual dysfunction. These drugs have an excellent safety profile with experience in over 1,000 patients in clinical studies to date. For more information please visit: www.can-fite.com.

Forward-Looking Statements

This press release may contain forward-looking statements, about Can-Fite’s expectations, beliefs or intentions regarding, among other things, market risks and uncertainties, its product development efforts, business, financial condition, results of operations, strategies or prospects. In addition, from time to time, Can-Fite or its representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should” or “anticipate” or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, various filings made by Can-Fite with the U.S. Securities and Exchange Commission, press releases or oral statements made by or with the approval of one of Can-Fite’s authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause Can-Fite’s actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause Can-Fite’s actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to: our history of losses and needs for additional capital to fund our operations and our inability to obtain additional capital on acceptable terms, or at all; uncertainties of cash flows and inability to meet working capital needs; the initiation, timing, progress and results of our preclinical studies, clinical trials and other product candidate development efforts; our ability to advance our product candidates into clinical trials or to successfully complete our preclinical studies or clinical trials; our receipt of regulatory approvals for our product candidates, and the timing of other regulatory filings and approvals; the clinical development, commercialization and market acceptance of our product candidates; our ability to establish and maintain strategic partnerships and other corporate collaborations; the implementation of our business model and strategic plans for our business and product candidates; the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and our ability to operate our business without infringing the intellectual property rights of others; competitive companies, technologies and our industry; statements as to the impact of the political and security situation in Israel on our business; and risks and other risk factors detailed in Can-Fite’s filings with the SEC and in its periodic filings with the TASE. In addition, Can-Fite operates in an industry sector where securities values are highly volatile and may be influenced by economic and other factors beyond its control. Can-Fite does not undertake any obligation to publicly update these forward-looking statements, whether as a result of new information, future events or otherwise.

Contact

Can-Fite BioPharma

Motti Farbstein

info@canfite.com

+972-3-9241114